SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FORD MOTOR COMPANY

(Name of Subject Company (Issuer))

TRACINDA CORPORATION

KIRK KERKORIAN

(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

345370860

(CUSIP Number of Class of Securities)

Richard E. Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, California 90212

(310) 271-0638

Copy to:

Janet S. McCloud, Esq.

Christensen, Glaser, Fink, Jacobs,

Weil & Shapiro, LLP

10250 Constellation Blvd., 19th Floor

Los Angeles, CA 90067

(310) 553-3000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$170,000,000	$6,681

*	Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 20,000,000 shares of the subject company (number of shares sought) by $8.50 (the tender offer price per share).

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $	Filing Party:
Form or Registration Number:	Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.    Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase, dated May 9, 2008 (the “Offer to Purchase”), is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)    The name of the subject company is Ford Motor Company, a Delaware corporation (“Ford” or the “Company”). The information set forth in Section 8—“Information Concerning Ford Motor Company” of the Offer to Purchase is incorporated herein by reference.

(b)    According to Ford’s Quarterly Report on Form 10-Q filed on May 7, 2008, there were 2,171,147,986 shares of Ford common stock, par value $0.01 per share (“Shares”), outstanding as of May 1, 2008.

(c)    The information set forth in the “Summary Term Sheet” and Section 6—“Price Range of the Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Persons.

(a)-(c)    The information set forth in the Introduction and Section 9—“Information Concerning the Purchaser and Its Affiliates” of the Offer to Purchase is incorporated herein by reference. The principal business address of Tracinda and Kirk Kerkorian is 150 South Rodeo Drive, Suite 250, Beverly Hills, California 90212, and its telephone number is (310) 271-0638.

Item 4.    Terms of the Transaction.

The Purchaser seeks to purchase up to 20,000,000 Shares for cash at a price equal to $8.50 net per share, upon the terms and subject to the conditions set forth in the Offer to Purchase. The information set forth in the “Summary Term Sheet,” Section 1—“Terms of the Offer; Proration” through Section 5—“U.S. Federal Income Tax Consequences,” Section 7—“Effect of the Offer on the Market for the Shares” and Section 12—“Conditions to the Offer” of the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(a)-(b)    The information described in Section 9—“Information Concerning the Purchaser and Its Affiliates,” and Section 11—“Background and Purpose of the Offer; Plans for Ford” of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)    The information set forth in Section 11—“Background and Purpose of the Offer; Plans for Ford” of the Offer to Purchase is incorporated herein by reference.

(c)(1)-(7)    None.

Item 7.    Source and Amount of Funds or Other Consideration.

The information set forth in the “Summary Term Sheet” and Section 10—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

(a)    The information set forth in Section 9—“Information Concerning the Purchaser and Its Affiliates” of the Offer to Purchase is incorporated herein by reference.

(b)    The information set forth in Section 9—“Information Concerning the Purchaser and Its Affiliates” and Appendix A of the Offer to Purchase is incorporated herein by reference. Except as set forth therein, none of Tracinda, Mr. Kerkorian (the sole director, Chief Executive Officer and President of Tracinda), nor the other executive officer of Tracinda has during the past 60 days effected any transaction in any equity securities of Ford.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in Section 14—“Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

The information set forth in the response to the question “What is Tracinda’s financial condition?” in the “Summary Term Sheet” and Section 9—“Information Concerning the Purchaser and its Affiliates” of the Offer to Purchase is incorporated herein by reference.

Item 11.    Additional Information.

(a)(1)	None.

(a)(2)-(3)	The information set forth in Section 13—“Legal Matters” of the Offer to Purchase is incorporated herein by reference.

(a)(4)	The information contained in Section 10—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(a)(5)	None.

(b)	None.

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase, dated May 9, 2008.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press Release issued May 9, 2008.

(a)(1)(H)	Summary Advertisement.

(a)(1)(I)	Website established by Information Agent - http://www.dfking.com/Ford.

(a)(1)(J)	Press Release issued April 28, 2008, incorporated by reference from Schedule TO filed by Tracinda Corporation on April 28, 2008.

(b)(1)	Credit Agreement, dated April 15, 2008, for $500,000,000 Revolving Credit Facility.

(b)(2)	Pledge Agreement, dated April 15, 2008.

(b)(3)	Custody Agreement, dated April 15, 2008.

(d)	Not Applicable.

(g)	Not Applicable.

(h)	Not Applicable.

(i)	Power of Attorney.

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2008

TRACINDA CORPORATION A Nevada corporation

By:	/s/ Anthony L. Mandekic
Name: Anthony L. Mandekic Title: Secretary and Treasurer

KIRK KERKORIAN

By:	/s/ Anthony L. Mandekic*
Name: Anthony L. Mandekic Title: *Attorney-in-fact

EXHIBIT INDEX

Exhibit	Description

(a)(1)(A)	Offer to Purchase, dated May 9, 2008.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press Release issued May 9, 2008.

(a)(1)(H)	Summary Advertisement.

(a)(1)(I)	Website established by Information Agent - http://www.dfking.com/Ford.

(a)(1)(J)	Press Release issued April 28, 2008, incorporated by reference from Schedule TO filed by Tracinda Corporation on April 28, 2008.

(b)(1)	Credit Agreement dated April 15, 2008, for $500,000,000 Revolving Credit Facility.

(b)(2)	Pledge Agreement, dated April 15, 2008.

(b)(3)	Custody Agreement, dated April 15, 2008.

(d)	Not Applicable.

(g)	Not Applicable.

(h)	Not Applicable.

(i)	Power of Attorney.